# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYE BIOSCIENCE, INC., CIK 0001516551
CUSIP: 83086J200
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001104659-23-096002
Filed by CIK 0001873545
Persons authorized to receive notices and communications: Lauren A. Daniel, 5AM Venture Management, LLC, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,619,519; sole dispositive power 0; shared dispositive power 9,619,519; aggregate amount beneficially owned 9,619,519 (25.9% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,619,519; sole dispositive power 0; shared dispositive power 9,619,519; aggregate amount beneficially owned 9,619,519 (25.9% of the class)
- 5AM Partners II, LLC (CIK 0001555952): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,467,637; sole dispositive power 0; shared dispositive power 1,467,637; aggregate amount beneficially owned 1,467,637 (4.1% of the class)
- 5AM Ventures II, L.P. (CIK 0001386509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,411,974; sole dispositive power 0; shared dispositive power 1,411,974; aggregate amount beneficially owned 1,411,974 (4% of the class)
- 5AM Co-Investors II, L.P. (CIK 0001390376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 55,663; sole dispositive power 0; shared dispositive power 55,663; aggregate amount beneficially owned 55,663 (0.2% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 186,251; shared voting power 11,087,156; sole dispositive power 186,251; shared dispositive power 11,087,156; aggregate amount beneficially owned 11,273,407 (30.2% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,619,519; sole dispositive power 0; shared dispositive power 9,619,519; aggregate amount beneficially owned 9,619,519 (25.9% of the class)
- John D. Diekman (CIK 0001240357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,467,637; sole dispositive power 0; shared dispositive power 1,467,637; aggregate amount beneficially owned 1,467,637 (4.1% of the class)
- Scott M. Rocklage (CIK 0001219014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,467,637; sole dispositive power 0; shared dispositive power 1,467,637; aggregate amount beneficially owned 1,467,637 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: SKYE BIOSCIENCE, INC.
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 5 (this "Amendment No. 5" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 28, 2023, as amended on January 31, 2024, March 13, 2024, December 19, 2024 and December 16, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Ventures II, L.P. ("Ventures II"), 5AM Co-Investors II, L.P. ("Co-Investors II"), 5AM Partners II, LLC ("Partners II"), Andrew J. Schwab ("Schwab"), Dr. Kush Parmar ("Parmar"), Dr. John D. Diekman ("Diekman") and Dr. Scott M. Rocklage ("Rocklage"). Ventures VII, Partners VII, Ventures II, Co-Investors II, Partners II, Schwab, Parmar, Diekman and Rocklage are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of Diekman and Rocklage serves as a Managing Member of Partners II, which is the general partner of Ventures II. Parmar serves as a Managing Member of Partners VII, which is the general partner of Ventures VII. Schwab serves as a Managing Member of each of Partners II and Partners VII.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VII, Partners VII, Ventures II, Co-Investors II and Partners II was organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Transaction with Redx Pharma Limited

On August 14, 2026, the Issuer entered into a transaction agreement ("Transaction Agreement") with Redx Pharma Limited, a private limited company incorporated in England and Wales with registered number 07368089 ("Redx").

The Transaction Agreement provides that, subject to the terms and conditions set forth therein, including the requisite approval of each of the Issuer's and Redx's shareholders, the Issuer will acquire the entire issued and to be issued share capital of Redx pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the "Scheme of Arrangement" and such transaction, the "Transaction").

Under the Transaction Agreement, following the effective time of the Scheme of Arrangement (the "Effective Time"), each Scheme Share (as defined in the Scheme of Arrangement) (each, a "Scheme Share") shall be transferred from the holders of the Scheme Shares (each, a "Scheme Shareholder") to the Issuer in exchange for a number of validly issued, fully paid and non-assessable shares of common stock of the Issuer or, if elected for a part or all of the Scheme Shares held by an Eligible Electing Shareholder (as defined in the Transaction Agreement), shares of non-voting common stock of the Issuer to be established prior to the Effective Time, which shares will be convertible into shares of Common Stock on a one-for-one basis (the "Non-Voting Common Stock" and, the shares of Common Stock and/or Non-Voting Common Stock to be issued pursuant to the Transaction Agreement, the "Share Deliverables" and collectively, the "Exchange Shares"), calculated in accordance with the Exchange Ratio as set forth in the Transaction Agreement (the "Exchange Ratio").

Pursuant to the Exchange Ratio formula described in the Transaction Agreement, upon the closing of the Transaction and the Concurrent Financing (as defined below), on a pro forma basis and based upon the number of Exchange Shares expected to be issued in connection with the Transaction and the Concurrent Financing, pre-Transaction equityholders of Redx are expected to own approximately 46.17% of the combined company, pre-Transaction equityholders of the Issuer are expected to own approximately 5.38% of the combined company, and the investors in the Concurrent Financing and the Series A Financing (as defined below), together, are expected to own approximately 48.45% of the combined company, in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions,

The respective obligations of the Issuer and Redx to consummate the Transaction are subject to the satisfaction or waiver of a number of customary conditions, including the approval by Redx's shareholders of the Scheme of Arrangement and certain related matters, and the approval by the Issuer's stockholders of the Transaction and certain related matters. The Reporting Persons intend to vote all shares of the Issuer's Common Stock held by them as of the record date of the Issuer's stockholder meeting to be convened for such purpose in favor of the Transaction and related matters.

Each of the Issuer and Redx has agreed to customary representations, warranties and covenants in the Transaction Agreement, including, among others, covenants relating to the conduct of their respective businesses during the period between the date of signing the Transaction Agreement and the closing of the Transaction, using its reasonable best efforts to cause the Transaction to be consummated, and non-solicitation of alternative acquisition proposals.

Following the closing of the Transaction, it is expected that the current members of the Redx management team will assume management roles with the combined company. Additionally, following the closing of the Transaction, Redx will designate the directors to serve on the board of directors of the combined company, in each case subject to the terms of the Transaction Agreement. In addition, the members of the board of directors of the Issuer as of immediately prior to the closing will designate one non-voting observer to the board of directors of the combined company for a period of one year following the closing. In connection with the closing, each of the current executive officers and members of the board of directors of the Issuer, including Mr. Schwab, are expected to tender their resignations.

Related Financing Transactions

Concurrently with entering into the Transaction Agreement, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain accredited investors (the "Investors"), including 5AM Ventures VII, L.P. Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, the Issuer agreed to sell, and the Investors agreed to purchase, immediately after to the Effective Time, shares of Common Stock, and, as applicable, shares of Non-Voting Common Stock, for an aggregate purchase price of up to $72.9 million (the "Concurrent Financing"). The closing of the Concurrent Financing is anticipated to occur immediately following the Closing of the Transaction, subject to the satisfaction of customary closing conditions. 5AM Ventures VII, L.P. has agreed to invest up to $10 million to purchase shares of Non-Voting Common Stock in the Concurrent Financing.

Redx separately entered into a subscription agreement pursuant to which, prior to the closing of the Transaction, Redx intends to issue series A shares in the capital of Redx for an aggregate purchase price of $36.0 million (the "Series A Financing"), which shares will be part of the Scheme Shares under the Scheme of Arrangement.
Contingent Value Rights Agreement

Immediately prior to the Effective Time, the Issuer and a rights agent (the "Rights Agent") are expected to enter into a contingent value rights agreement (the "Legacy CVR Agreement"), pursuant to which holders of record of Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a "Legacy CVR") for each outstanding share of the Issuer's Common Stock held as of such date.

Pursuant to the Legacy CVR Agreement, each Legacy CVR holder will be entitled to receive their pro rata share of an aggregate cash payment equal to 90% of the net proceeds, if any, received by the Issuer as a result of payments ("Legacy CVR Payments") made to the Issuer of any upfront, milestone, royalty and other payments received under any disposition agreement related to certain of the Issuer's pre-Transaction assets (the "Legacy Assets").

The Legacy CVR Payments, if any, will become payable to the Rights Agent for subsequent distribution to the holders of Legacy CVRs. In the event that no such proceeds are received during the CVR Term (as defined in the Legacy CVR Agreement), holders of the Legacy CVRs will not receive any payment pursuant to the Legacy CVR Agreement.

Reverse Stock Split

In connection with its approval of the Transaction Agreement, as described herein, on August 14, 2026, the board of directors of the Issuer approved a reverse stock split of the Issuer's authorized, issued and outstanding shares of Common Stock, at a ratio of 1-for-8 (the "Reverse Stock Split"), which will become effective on or about 12:01 am New York time on August 24, 2026. Upon the effectiveness of the Reverse Stock Split, every eight shares of the Issuer's outstanding Common Stock will be combined into a single share of Common Stock.

Termination of Rule 10b5-1 Plan

On August 14, 2026, Partners II terminated its 10b5-1 Plan with Piper Sandler, which contemplated the sale, subject to the satisfaction of certain conditions, of an aggregate of up to 1,514,557 shares of Common Stock by 5AM Ventures II, L.P. and 5AM Co-Investors II, L.P.

The foregoing descriptions of the Transaction Agreement, Securities Purchase Agreement and Legacy CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, the form of Securities Purchase Agreement and the form of Legacy CVR Agreement, which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentage of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 35,421,413 shares of common stock outstanding as of August 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 7,914,126 shares of common stock and 1,705,393 shares of common stock issuable upon exercise of warrants directly held by Ventures VII; (ii) 1,411,974 shares of common stock directly held by Ventures II; (iii) 55,663 shares of common stock directly held by Co-Investors II; and (iv) 186,251 shares of common stock issuable upon the exercise of stock options (right to buy) exercisable within 60 days of the date hereof.

Partners VII serves as sole general partner of Ventures VII and Schwab and Parmar are managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the securities held by Ventures VII.

Partners II serves as sole general partner of each of Ventures II and Co-Investors II and Schwab, Diekman and Rocklage are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Ventures II and Co-Investors II.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 on the cover pages of this Schedule 13D/A for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
On August 18, 2026, The Reporting Persons sold the following shares in open market transactions:

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Ventures VII 08/18/2026 253,080 0.38 0.35 0.41
Open Market Sale Ventures II 08/18/2026 45,090 0.38 0.35 0.41
Open Market Sale Co-Investors II 08/18/2026 1,830 0.38 0.35 0.41

Except as set forth above, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information included in Item 4 hereto is hereby incorporated by reference herein.

Registration Rights

The Issuer has agreed to enter into a registration rights agreement (the "Registration Rights Agreement") with the Investors at the closing of the Concurrent Financing. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC within 45 calendar days following the closing of the Concurrent Financing to register the resale of (x) the shares of Common Stock issued in the Concurrent Financing, (y) the shares of Common Stock issuable upon conversion of any shares of Non-Voting Common Stock issued in the Concurrent Financing and (z) the Exchange Shares issued pursuant to the Transaction Agreement to the Investors. The Issuer will use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable.

The Issuer will also agree to, among other things, indemnify the Investors, their members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the combined company's obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on December 19, 2024).

Exhibit 99.2 Transaction Agreement, by and between Skye Bioscience, Inc. and Redx Pharma Limited, dated as of August 14, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-55136), filed with the SEC on August 14, 2026).

Exhibit 99.3 Form of Securities Purchase Agreement, by and between Skye Bioscience, Inc. and the Investors named therein, dated as of August 14, 2026 (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 0-55136), filed with the SEC on August 14, 2026).

Exhibit 99.4 Form of Legacy CVR Agreement (incorporated by reference to Annex C to the Transaction Agreement filed as Exhibit 99.2 hereto).

Exhibit 99.5 Form of Registration Rights Agreement (incorporated by reference to Exhibit B to the Form of Securities Purchase Agreement filed as Exhibit 99.3 hereto).

## Signatures
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/18/2026)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/18/2026)
- 5AM Partners II, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/18/2026)
- 5AM Ventures II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/18/2026)
- 5AM Co-Investors II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/18/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (08/18/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (08/18/2026)
- John D. Diekman: /s/ John D. Diekman, John D. Diekman (08/18/2026)
- Scott M. Rocklage: /s/ Scott M. Rocklage, Scott M. Rocklage (08/18/2026)